1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

January 24, 2025

Via Email

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington DC 20549

Attn: Ms. Megan Miller

Re:	SL Investment Fund II LLC

Registration Statement on Form 10

File No. 000-56688

Dear Ms. Miller:

On behalf of SL Investment Fund II LLC (the “Company”), this letter responds to the comment issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a telephone conversation on January 10, 2025 between Ms. Megan Miller of the Staff and Matthew Carter of Dechert LLP, outside counsel to the Company, relating to the response letter filed on behalf of the Company on January 8, 2025 (the “Prior Letter”) that related to the Company’s registration statement on Form 10 that was filed with the SEC on September 12, 2024, as amended by Amendment No. 1 filed on October 25, 2024 and Amendment No. 2 filed on November 7, 2024 (as amended, the “Registration Statement”).

For your convenience, the Staff’s comment is included in this letter, and the comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the pre-effective amendment to the Registration Statement 10 filed by the Company on November 7, 2024.

Accounting Comment

1.

Comment: The Staff acknowledges the response provided to Comment 1 in the Prior Letter and notes that the Company will be subject to the accounting guidelines outlined in Accounting Standards Codification (“ASC”) 946 and therefore the disclosure requirement for financial highlights that are outlined in Item 4 of Form N-2.

January 24, 2025 Page 2

Response: The Company acknowledges the Staff’s comment and confirms that the Company will comply with the disclosure requirements set forth in the applicable instructions to Item 4 of Form N-2 to include a note to the consolidated financial highlights that the expense ratio and net investment income ratio do not reflect the effect of dividend payments to preferred shareholders.

* * * * * *

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com, Thomas Friedmann at (617) 728-7120 or by e-mail at thomas.friedmann@dechert.com, or Bill Bielefeld at (202) 261-3386 or by e-mail at william.bielefeld@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Jeffrey S. Levin, SL Investment Fund II LLC

Orit Mizrachi, SL Investment Fund II LLC

David Pessah, SL Investment Fund II LLC

Thomas J. Friedmann, Dechert LLP

William J. Bielefeld, Dechert LLP